NEWS RELEASE

May 2, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

GOLGROUP RECEIVES EXPLOSIVES PERMIT AND ENVIRONMENTAL APPROVAL AT ALMADEN’S CABALLO BLANCO PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report to its shareholders the results contained in a news release of Goldgroup Mining Inc. (TSX:GGA; “Goldgroup”; see Goldgroup news release of May 2, 2011) in which Goldgroup announced that it has received its explosives permit and environmental approval for tunnelling at the La Paila zone of the Company’s Caballo Blanco gold project located in Veracruz, Mexico. Goldgroup reports that two tunnels will be driven into the La Paila zone for better interpretation of the high-grade structures within the mineralized zone and also to extract large scale bulk samples for pilot metallurgical sampling to confirm the suitability of an open-cut, run-of-mine, heap-leach gold operation.

Goldgroup has an option to acquire a 70% interest in the Caballo Blanco project from Almaden which would be exercised with Goldgroup’s current 30,000 meter drill program. Almaden would then retain a 30% carried interest in the project, until a bankable feasibility study has been completed by Goldgroup.

J.D. Poliquin, chairman of Almaden, commented, “We are very pleased to hear of Goldgroup’s successful permit application. We are excited with Goldgroup’s plans for tunnelling and further development at Caballo Blanco and look forward to reporting results as they are received.”

Keith Piggott Goldgroup's President and CEO said.  "This is another important milestone. Together with our diamond drilling program and advanced on-site column leach testing, the granting of these approvals is in line with our schedule to commence production at Caballo Blanco in 2012."

Assaying and Qualified Person

Almaden has not reviewed the new data reported today which was taken from the May 2, 2011 news release of Goldgroup. Goldgroup reports that its May 2, 2011 news release has been prepared under the supervision of Mr. Kevin Sullivan, B.Sc. MAusIMM, and the Company’s Vice President of Exploration, who serves as the qualified person as defined by National Instrument 43-101 and is responsible for ensuring that the geological information in this release is accurate.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.